Form N-SAR

Sub-Item 77K: Changes in registrant’s certifying accountants

On February 26, 2016, the Board of Trustees of the Mutual Fund and Variable Insurance Trust, formerly the Huntington Funds Trust, (the “Trust”), upon the recommendation of the Board’s audit committee, determined not to retain Ernst & Young LLP (“EY”) and approved a change of the Trusts’ independent auditors to Cohen Fund Audit Services, Ltd. (“Cohen”). Cohen has confirmed to the Audit Committee of the Board of Trustees (“Audit Committee”) that they are independent auditors with respect to the Trust.

For the fiscal years ended December 31, 2014 and December 31, 2015, and during the interim period commencing January 1, 2016 and ended February 26, 2016, EY served as the Trust’s independent auditor. During the Trust’s fiscal years ended December 31, 2015 and December 31, 2014, EY’s audit reports concerning the Trust contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the fiscal years ended December 31, 2015 and December 31, 2014, and through February 26, 2016, there were no disagreements between the Trust and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of EY would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no “reportable events” of the kind described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During registrant’s fiscal years ended December 31, 2015 and December 31, 2014, and the interim period ended February 26, 2016, neither registrant nor anyone on its behalf consulted Cohen (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on registrant’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a) (1) (v) of said Item 304).

Registrant has requested EY to furnish it with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements contained above. A copy of the letter from EY to the Securities and Exchange Commission is filed as an exhibit hereto.

February 29, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read item 77-K of Form N-SAR dated February 29, 2016 of the Mutual Fund and Variable Insurance Trust (formerly, the Huntington Funds) and are in agreement with the statements contained in the “Change in Independent Registered Public Accounting Firm” letter therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP